Exhibit 11

LETTER OF ENGAGEMENT

FOR US DIRECT LISTING ADVISORY

Date: 06/17/2025

To:	Davion Healthcare Plc The Cube Building, Monahan Road, Cork, T12 H1XY, Ireland (Hereinafter to be referred to as “Company” or “Client”)

From:	Revere Securities LC 560 Lexington Ave, Suite 16B (Hereinafter to be referred to as the “Direct Listing Advisor”, or “Revere”)

RE:        ENGAGEMENT OF US DIRECT LISTING ADVISORY SERVICES

This Letter of Engagement sets forth the terms and conditions upon which the Company hereby agrees to engage the Direct Listing Advisor as i) the Company’s US NASDAQ stock market direct listing incubation and sponsorship advisor and ii) the Company’s public listing consultant, in respect of the scope of subject matters stated herein (hereinafter to be referred to as “Advisory Mandate”).

1)       SCOPE OF THE ENGAGEMENT

1.1       Strategic Partnership and Network

The Direct Listing Advisor will leverage their network and expertise to provide Advisory Mandate services for the Company (including its listing entity and group companies) by being the lead advisor coordinating with legal counsel, auditor and any other relevant professional institutions required to complete direct listing of the Company on NASDAQ (“Direct Listing”). Also, the Direct Listing Advisor will resolve issues and questions arising from the aforementioned professional parties.

1.2       Information & Material

The Direct Listing Advisor will be responsible for instructing, compiling and coordinating documents for the Company as required, the Direct Listing Advisor will also prepare and schedule roadshows for the Company and sponsor investors, and assist the sponsors by preparing an analysis of the target landscape in order to reach potential investors, funders, partners or institutions and any professional firms interested or involved in the Direct Listing.

1.3       Transaction Management

●    The Direct Listing Advisor will help the Company to build up and maintain relationship with all the requisite professional firms, potential investors and institutions worldwide including but not limited to venture capital firms, funds, banks, multi-lateral/bi-lateral or development agencies, family offices, and publicly traded companies with corresponding investment criteria in the industry. The Direct Listing Advisor can manage the signing of non-disclosure agreements (“NDA”), drafting of the information memorandum, and sending the same to the shortlisted potential professional service providers and/or potential investors showing interest.

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●	The Direct Listing Advisor should be responsible for the below duties:

¡	Coordinating with other professional parties to complete the whole Direct Listing exercise;
¡	Promptly report the progress to the Company;
¡	Formulating the plan and coordinating the share offer and fund-raising arrangement;
¡	Providing updates and continuous professional guidance on listing rules and other related regulatory requirements.
¡	The signing of Non-Binding Offer(s) (indicative offer/term sheet/expression of interest).

1.4       Closing Phase Assistance

The Direct Listing Advisor will handle the following tasks for the Company:

●	Optimize and organize the due diligence process; and

●	Follow up and coordinate on the Direct Listing until it is completed..

By accepting this Letter of Engagement, the Company agrees to supply the Direct Listing Advisor, upon its request, of representation letters that, among other things, will confirm their responsibility for the disclosed information and for the underlying assumptions used in the connection with any projections furnished, the appropriateness of any financial statements that they have prepared and their active decision participation in this Engagement.

2)             TERMS OF ENGAGEMENT

The term of the Engagement shall last for 12 months starting from the date on which all parties execute this Letter of Engagement.

3)             FEES AND PAYMENT TERMS

The professional fees and remuneration associated with the Direct Listing Advisor in relation to the Advisory Mandate and payable to the Direct Listing Advisor are detailed below:

3.1       Advisory Fee for Direct Listing:

i)              Equity Fee – Total 0.5% Equity of the Company at the time of Direct Listing, to be included in the next resale registration statement or pursuant to Rule 144, whichever occurs earlier.

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ii)            Cash Fee – USD 200,000 due upon successful Direct Listing of the Company. 3.2 Other Payment Terms

i)       All fees, whether in equity or cash, shall be deemed earned upon their respective due dates and shall be non-refundable.

ii)              The payment rights of the Advisory Fee, whether in equity or cash, may be assigned to a third party at the discretion of Direct Listing Advisor, subject to prior written notice to the Company. The Company shall acknowledge and honor such assignment accordingly.

iii)             The payment of the Advisory Fee, whether in cash or equity, shall be made by the Company to the Direct Listing Advisor within fourteen (14) days of the occurrence of the respective event, in accordance with this Letter of Engagement.

iv)             All potential bank charges related to the remitting bank for wire transfers shall be borne by the Company. The Direct Listing Advisor will accept payments in United States Dollars (“USD”).

3.4       Reimbursable Expenses

From time to time, and during the Term, the Direct Listing Advisor and their management team may incur out-of-pocket expenses, which include, but are not limited to, the following out-of-pocket expenses:

-	Travels, such as transportation tickets
-	Lodging
-	Subsistence allowance
-	Printing and phone bills
-	Investor relations management
-	Legal representation fee for the direct listing advisor

The total reimbursable expense is capped at $100,000.

4)       ADDITIONAL ENGAGEMENT TERMS

4.1       Indemnification

The Company hereby indemnifies and holds the Direct Listing Advisor and their partners, principals, agents, consultants, and employees (the “Indemnified Party(ies)”) harmless from and against any losses, claims, damages, or liabilities (or actions in respect thereof) to which an Indemnified Party may become subject as a result of or in connection with the Direct Listing Advisor rendering services hereunder unless it is finally judicially determined that such losses, claims, damages, or liabilities were caused by fraud or willful misconduct or negligence on the part of that Indemnified Party in performing its obligations under this Letter of Engagement.

This indemnification shall be in relation to any losses incurred by the Indemnified party resulting from any misrepresentation by the Company. In the event that full indemnification is not available to the Indemnified Parties as a matter of law, then their aggregate liability shall be limited to the total fees collected for the services rendered and, in any event, shall be limited by a final adjudication of their relative degree of fault and benefit received.

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4.2	Right of First Refusal

If, from the date hereof until the 3-month anniversary following consummation of each Offering, the Company or any of its subsidiaries (a) decides to finance or refinance any indebtedness using a manager or agent, Revere (or any affiliate designated by Revere) shall have the right to act as sole book-runner, sole manager, sole placement agent or sole agent with respect to such financing or refinancing; or (c) decides to raise funds by means of a public offering (including through an at-the-market facility) or a private placement or any other capital-raising financing of equity, equity-linked or debt securities using an underwriter or placement agent, Revere (or any affiliate designated by Revere) shall have the right to act as sole book-running manager, sole underwriter or sole placement agent for such financing. If Revere or one of its affiliates decides to accept any such engagement, the agreement governing such engagement will contain, among other things, provisions for customary fees for transactions of similar size and nature and the provisions of this Agreement, including indemnification, which are appropriate to such a transaction.

4.3	Marketing

The Company hereby grants the Direct Listing Advisor permission to use its name, deal information, and any other marketing materials as deemed fit by the Direct Listing Advisor. Nevertheless, the Direct Listing Advisor is prohibited from sharing the Company’s confidential information with the public and may remove specifics that the Company reasonably requests to keep confidential.

4.4	Confidentiality

All information of this Letter of Engagement, as well as all information provided by the Company to the Direct Listing Advisor, or that may arise from the services provided during the existence of this Letter of Engagement and after its termination, shall be maintained confidential. Any NDA signed between the parties hereto shall serve as a complement to this sub-paragraph.

4.5	Disclosure

The Company hereby agrees and confirms that all supporting documents provided to the Direct Listing Advisor are correct and compliant with the applicable jurisdictions. The Direct Listing Advisor shall not be responsible for any losses caused by the inaccuracy, fraudulence, and/or lack of supporting documents provided by the Company. Both parties hereby confirm that in the event of any conflicts arising involving the Company and the Direct Listing Advisor, including their respective partners, principals, agents, consultants, directors, and employees, each party shall take the initiative to inform the other party. The Direct Listing Advisor shall not be held responsible for any legal liabilities or losses arising from the non-disclosure of conflicts of interest by any personnel associated with either party.

4.6	Assignment And Successors Bound

Direct Listing Advisor may elect to assign and/or novate this Letter of Engagement and Advisory Mandate (including its rights, benefits, entitlements, obligations and liabilities) to a sister/related company of Direct Listing Advisor. Except as otherwise expressly provided in this Agreement, none of the Parties shall assign or transfer the whole or any part of this Agreement or any rights under this Agreement without the prior written consent of the other Party. However, this Agreement shall be binding on the successors in title and permitted assigns of the Parties hereto.

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5) GOVERNING LAW AND DISPUTE RESOLUTION

This Engagement Letter will be deemed to have been made and delivered in the State of New York and both the provisions of this Engagement Letter and the transaction(s) contemplated hereby and by the Underwriting Agreement will be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York, without regard to the conflict of laws principles thereof. The Company and Revere agree that in the event a dispute arises between Revere and the Company or any of its officers, directors, employees, agents, attorneys or accountants, arising out of, in connection with, or as a result of the execution of this Engagement Letter, or as a result of any transaction(s) contemplated hereby, such dispute shall be resolved through arbitration rather than litigation.

6) NOTICES

All notices and other communications shall be in writing and shall be deemed given if delivered by hand or sent by registered mail or delivered by an express courier (with confirmation) to the parties at the following addressed set forth herein below:

Company:	Davion Healthcare Plc
The Cube Building, Monahan Road,
Cork, T12 H1XY, Ireland

Direct Listing Advisor	Revere Securities LLC
560 Lexington Ave., Suite 16B
/s/ Bill Moreno	New York, NY 0022
Chairman

Accepted and Signed by:

/s/ Jack Kaye

Jack Kaye

Chief Executive Officer

Davion Healthcare Plc

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